UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 10)

UTi Worldwide Inc.
(Name of Issuer)
Ordinary Shares, no par value per share
(Title of Class of Securities)

G87210103
(CUSIP Number)

Rory C. Kerr Maitland Advisory, Dublin 16 Windsor Place Dublin 2, Ireland 011-353-1-663-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103                                                                                    Page 2 of 10 Pages

1.	Names of Reporting Persons: PTR Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions):
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 866,655[1]
	8.	Shared Voting Power 0[1]
	9.	Sole Dispositive Power 8,231,825[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,231,825[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 8.3% based on 99,332,923 Ordinary Shares outstanding as of November 30, 2007.
14.	Type of Reporting Person CO

_______________________________________

1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006, and the disclosure contained in Item 6 herein.

CUSIP No. G87210103                                                                                    Page 3 of 10 Pages

2  Includes 5,439,675 Ordinary Shares deemed beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 71.8% of Union-Transport Holdings Inc., and 2,792,150 shares held directly by PTR Holdings Inc.  PTR Holdings Inc. does not exercise any control over any decisions of Union-Transport Holdings Inc., except in its capacity as a shareholder of Union-Transport Holdings Inc. and except in relation to the voting of 71.8% of the ordinary shares of UTi Worldwide Inc. held by Union-Transport Holdings Inc. pursuant to the voting agreements referred to in note 1 above.

CUSIP No. G87210103                                                                                    Page 4 of 10 Pages

1.	Names of Reporting Persons: Union-Transport Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions):
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,533,988[1]
	8.	Shared Voting Power 0[1]
	9.	Sole Dispositive Power 5,439,675
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,439,675
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.5% based on 99,332,923 Ordinary Shares outstanding as of November 30, 2007.
14.	Type of Reporting Person CO

_______________________________________
1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006, and the disclosure contained in Item 6 herein.

CUSIP No. G87210103                                                                                    Page 5 of 10 Pages

SCHEDULE 13D

This Amendment No. 10 (this “Amendment No. 10”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of PTR Holdings Inc. (“PTR”), Union-Transport Holdings Inc. (“UTH”) and United Service Technologies Limited (each of PTR and UTH, a “Reporting Person” and, collectively, the “Reporting Persons”) on January 3, 2005, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2005, that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 26, 2005, that certain Amendment No. 3 to Schedule 13D filed with the SEC on August 4, 2005, that certain Amendment No. 4 to Schedule 13D filed with the SEC on December 13, 2005, that certain Amendment No. 5 to Schedule 13D filed with the SEC on January 26, 2006, that certain Amendment No. 6 to Schedule 13D filed with the SEC on September 29, 2006, that certain Amendment No. 7 to Schedule 13D filed with the SEC on October 5, 2006, that certain Amendment No. 8 to Schedule 13D filed with the SEC on January 3, 2007 and that certain Amendment No. 9 to Schedule 13D filed with the SEC on January 5, 2007.  This Amendment No. 10 is being filed as a result of the information disclosed in Items 4, 5 and 6 below.

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment No. 10 is being filed by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION

Pursuant to a Share Purchase Agreement dated as of December 21, 2007 (the “Purchase Agreement”), on December 21, 2007, PTR purchased 22% of the outstanding securities of UTH from Roger I. MacFarlane, Director and Chief Executive Officer of the Issuer, and from The MacFarlane Childrens’ Trust, an irrevocable trust formed under the laws of California and established for the descendents of Mr. MacFarlane (the “Trust”), in a transaction exempt from registration. Mr. MacFarlane and the Trust each owned 11% of the outstanding voting securities of UTH prior to this transaction. As payment for Mr. MacFarlane’s shares of UTH, PTR delivered to Mr. MacFarlane 570,210 shares of the Issuer and as payment for the Trust’s shares, PTR delivered to the Trust 570,210 shares of the Issuer.  The closing price of the Ordinary Shares of the Issuer on the The Nasdaq Global Select Market on December 20, 2007 was $19.78 per share. A copy of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

PTR engaged in the transaction described under this Item 4 for the purpose of simplifying its holdings in UTH and the Issuer and facilitating tax planning.

The Reporting Persons expect to consider from time to time dispositions of the Issuer’s securities in the open market, private transactions or otherwise.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based on 99,332,923 Ordinary Shares outstanding as of November 30, 2007 (the “Outstanding Ordinary Shares”). PTR may be deemed to be the beneficial owner of 8,231,825 Ordinary Shares, which shares represent approximately 8.3% of the Outstanding Ordinary Shares and include 5,439,675 Ordinary Shares beneficially owned by UTH and 2,792,150 Ordinary Shares directly held by PTR. PTR is the owner of approximately 71.8% of the outstanding voting securities of UTH. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership). UTH is the beneficial owner of 5,439,675 Ordinary Shares, which shares represent approximately 5.5% of the Outstanding Ordinary Shares.

CUSIP No. G87210103                                                                                    Page 6 of 10 Pages

(b) With respect to the 8,231,825 Ordinary Shares registered in the name of PTR, PTR has retained investment and dispositive power over the Ordinary Shares which it owns directly. With respect to the 5,439,675 Ordinary Shares registered in the name of UTH, UTH has retained investment and dispositive power over the Ordinary Shares it owns directly.

See also Item 6 below.  In addition, Appendix A to this Amendment No. 10 sets forth certain information regarding the beneficial ownership of Ordinary Shares by certain directors and shareholders of the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

As previously disclosed, UTH entered into voting agreements (which do not confer investment or dispositive power) with its shareholders whereby UTH agreed to vote the Ordinary Shares held by it as directed by its shareholders in proportion to their interests in UTH. PTR is now the owner of 71.8% of the outstanding securities of UTH and, as previously disclosed, PTR agreed to vote the Ordinary Shares held directly by PTR and the Ordinary Shares held directly by UTH which PTR may vote by virtue of the agreements mentioned in the previous sentence, as directed by the shareholders of PTR in proportion to their various interests in PTR. These arrangements do not affect investment or dispositive power over the shares.

Pursuant to a written agreement dated December 21, 2007 (the “Letter Agreement”), the previously disclosed voting agreements between UTH, on the one hand, and each of Roger MacFarlane and the Trust, on the other hand, will be terminated effective December 21, 2007 upon PTR's purchase of Mr. MacFarlane's and the Trust's respective interests in UTH. A copy of the Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

See Appendix A to this Amendment No. 10 for additional information regarding the voting arrangements between certain shareholders and PTR.

In connection with the transaction, the other shareholders of UTH, PTR and The Anubis Trust, have each executed a written waiver of its pre-emptive rights.  Copies of the waivers are attached hereto as Exhibits 99.3 and 99.4 and are incorporated by reference herein.

CUSIP No. G87210103                                                                                    Page 7 of 10 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Share Purchase Agreement between PTR Holdings Inc., Roger MacFarlane and The MacFarlane Children’s Trust dated as of December 21, 2007
99.2	Letter Agreement between Union-Transport Holdings Inc., Roger MacFarlane and The MacFarlane Children’s Trust dated December 21, 2007
99.3	Waiver of Pre-emptive Rights by PTR Holdings Inc. dated December 20, 2007
99.4	Waiver of Pre-emptive Rights by The Anubis Trust dated December 20, 2007

CUSIP No. G87210103                                                                                    Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: December 21, 2007

PTR HOLDINGS INC.

	By:	/s/ Rory Kerr
	Name:	Rory Kerr
	Title:	Director

UNION-TRANSPORT HOLDINGS INC.

	By:	/s/ Rory Kerr
	Name:	Rory Kerr
	Title:	Director

CUSIP No. G87210103                                                                                    Page 9 of 10 Pages

Appendix A to Amendment No. 10

Pursuant to separate voting arrangements between PTR and certain of its shareholders, PTR agreed to vote a portion of the Ordinary Shares owned of record by PTR and the Ordinary Shares owned of record by UTH which PTR may vote by virtue of the voting arrangement between PTR and UTH described above, as directed by those shareholders of PTR in proportion to their respective interests in PTR. According to such arrangements, Roger I. MacFarlane, Peter Thorrington and Matthys J. Wessels, indirect shareholders of PTR, have voting power (but not investment or dispository power) over the following Ordinary Shares after giving effect to the transactions described in this Amendment No. 10:

Shareholder Name	Number of Shares
Mr. MacFarlane	1,449,896
Mr. Thorrington	1,449,896
Mr. Wessels	1,718,665

Each of Messrs. MacFarlane, Thorrington and Wessels disclaim beneficial ownership of the Ordinary Shares held by PTR to the extent such holdings exceed the number of shares that may be indirectly voted by them and disclaim any pecuniary interest in any shares beneficially held by PTR.

CUSIP No. G87210103                                                                                    Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Share Purchase Agreement between PTR Holdings Inc., Roger MacFarlane and The MacFarlane Children's Trust dated as of December 21, 2007.
99.2	Letter Agreement between Union-Transport Holdings Inc., Roger MacFarlane and The MacFarlane Children's Trust dated December 21, 2007.
99.3	Waiver of Pre-emptive Rights by PTR Holdings Inc. dated December 20, 2007.
99.4	Waiver of Pre-emptive Rights by The Anubis Trust dated December 20, 2007.